Exhibit 99.78

First Phosphate Announces Investment and Offtake Agreements under Critical Minerals Resilience and Production Alliance at G7 Summit

Saguenay-Lac-Saint-Jean, Québec--(Newsfile Corp. - June 17, 2026) - First Phosphate Corp. (CSE: PHOS) (OTCQX: FRSPF) (OTCQX ADR: FPHOY) (FSE: KD0) (“First Phosphate” or the “Company”) is pleased to announce that it has formalized international investment and offtake agreements under the Critical Minerals Resilience and Production Alliance (the “Alliance”) at the 52nd G7 Summit in Évian, France.

Letters of interest:

Within the framework of the Alliance, First Phosphate is also pleased to announce that it has received letters of interest (“LOIs”) from export credit agencies, financial institutions and industrial partners:

1.	LOI for up to CDN $275M guarantee from the Export and Investment Fund of Denmark (“EIFO”) for the development of the First Phosphate Bégin-Lamarche mine. (signed March 30, 2026)

2.	LOIs from the Italian Export Credit Agency (“SACE”), from Italy’s National Promotional Institution, Cassa Depositi e Prestiti (“CDP”), and from the international growth partner for Italian companies (“SIMEST”), alongside the support of the Italian engineering group MAIRE (“MAIRE”), in relation to First Phosphate’s phosphoric acid (“PA”) plant at Port Saguenay to deploy Ballestra S.p.A (Italy) (“Ballestra”) technology. (LOIs signed between May 26, 2026 - June 4, 2026)

Offtake Agreements:

3.	Definitive offtake agreement with an international partner for a minimum of 200,000 tonnes per annum of phosphate concentrate from the Bégin-Lamarche mine. (signed January 5, 2026).

4.	Definitive offtake agreement with an international partner for a minimum of 60,000 tonnes per annum of phosphoric acid to be produced by the phosphoric acid plant at Port Saguenay. (signed December 16, 2024)

“Canada has what the world wants, and we are delivering. By working with trusted allies through the Critical Minerals Resilience and Production Alliance, investments are being made, projects are coming online faster, and we are strengthening supply chains in Canada and beyond,” said the Honourable Tim Hodgson, Canada’s Minister of Energy and Natural Resources. “By advancing projects like the Bégin-Lamarche mine, we’re securing the materials essential to the clean energy transition, creating good Canadian Jobs, and positioning Canada as a leader in an increasingly competitive global economy.”

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“These offtake and investment agreements announced under the Critical Minerals Resilience and Production Alliance at the 2026 G7 Summit demonstrate the strategic importance being assigned to establishing a secure, traceable and robust international supply chain for critical battery-grade phosphate material,” stated John Passalacqua, CEO of First Phosphate. “We are proud to lead the G7 in the development of this clean, rare igneous phosphate material from Saguenay-Lac-St-Jean, Quebec into a downstream lithium iron phosphate (“LFP”) battery supply chain for the G7 Alliance.”

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Qualified Person

The scientific and technical information relating to First Phosphate contained in this press release has been reviewed and approved by Steeve Lavoie, P.Geo., Chief Geologist of First Phosphate, who is Qualified Person within the meaning of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

About First Phosphate Corp.

First Phosphate (CSE: PHOS) (OTCQX: FRSPF) (OTCQX ADR: FPHOY) (FSE: KD0) is a mineral exploration and development and clean technology company dedicated to building and reshoring a vertically integrated mine-to-market supply chain for the production of LFP batteries in North America. Target markets include energy storage, data centers, robotics, mobility, and national security. First Phosphate’s flagship Bégin-Lamarche property, located in Saguenay-Lac-Saint-Jean, Québec, Canada, represents a rare North American igneous phosphate resource producing high-purity phosphate characterized by very low levels of impurities.

About the Critical Minerals Resilience and Production Alliance

The Critical Minerals Resilience and Production Alliance was launched by Prime Minister Carney in June 2025 at the 51st G7 Leaders’ Summit in Kananaskis, Alberta. It brings trusted countries together to diversify critical minerals supply, promote responsible development, and reduce market concentration. The Alliance helps critical minerals projects move from planning to production faster by connecting governments, investors, and companies unlocking financing; securing investment; and supporting offtake agreements with long-term buyers, reducing risk so that mining and processing projects can get built and deliver secure, reliable supply.

About Export and Investment Fund of Denmark (EIFO)

EIFO is the Danish export credit agency backed by the Danish state, and as such, the EIFO guarantee can be considered AAA rated. The guarantee can be provided to one or more banks providing the funding and EIFO participation can be expected to be pro rata and pari passu with other senior lenders. EIFO has been involved in the financing of a significant number of transactions and projects around the world and has extensive experience within the field of export and project finance.

About Italian Export Credit Agency (SACE)

SACE is Italy’s Export Credit Agency, wholly owned by the Ministry of Economy and Finance. It specializes in supporting the growth of Italian companies through a wide range of instruments and solutions to foster exports and competitiveness, including risk management and protection, financial guarantees, factoring, advisory services, and business matching. With a network of export advisors across 23 offices in Italy and in high-potential markets for Made in Italy, SACE manages a portfolio of insured operations and guaranteed investments worth around €290 billion across 200 markets worldwide.

About Cassa Depositi e Prestiti (CDP)

Cassa Depositi e Prestiti is the National Promotional Institute which has been supporting the Italian economy since 1850. The main goal of CDP is to accelerate the industrial and infrastructural development of Italy to boost its economic and social growth. CDP focuses its activities on sustainable development at local level, supporting the innovation and growth of Italian enterprises, also in the international arena. It partners local authorities, in a financing and advisory capacity, to create infrastructures and improve services of public value. CDP also participates actively in international cooperation initiatives to realize projects in developing countries and emerging markets. Cassa Depositi e Prestiti is entirely financed by private capital, through the issuing of Postal Savings Bonds and Postal Savings Passbooks, and through issues on national and international financial markets.

About Società Italiana per le Imprese all’Estero (SIMEST)

SIMEST is the Cassa Depositi e Prestiti Group company that has been supporting Italian businesses since 1991 as they grow through internationalisation. SIMEST supports businesses throughout their international expansion process, from the initial evaluation to enter a new market, to expansion through direct investments. It operates through loans for international expansion, export credit assistance and equity investments in companies.

About MAIRE Group

MAIRE S.p.A. (EURONEXT MILAN: MAIRE IM) is a leading engineering group providing technology solutions and project execution in the downstream segment of energy services, as well as in the chemicals and fertilizers industries. The Group operates through two business units: Integrated E&C Solutions and Sustainable Technology Solutions, the latter active in sustainable fertilizers, low carbon energy vectors, and innovative materials and circular solutions. With operations in around 50 countries, MAIRE employs over 10,800 people. For further information: www.groupmaire.com

About Ballestra S.p.A

Ballestra S.p.A. is an Italian engineering company active in the licensing, design and engineering of processing plants, as well as in the supply of proprietary technologies and equipment for the chemical industry, including detergents, surfactants, phosphate- and potassium-based fertilizers, fluorine derivatives and gas-liquid reactions. Leveraging its know-how in sulfuric and phosphoric acid, it supports the processing of critical raw materials, with applications in lithium-ion batteries and in the metals and mining industries. Recently acquired by NEXTCHEM (subject to closing), part of MAIRE Group, it operates in over 120 countries and employs approximately 450 people.

For additional information

Armand MacKenzie

President

Tel : +1 (514) 618-5289

Investor Relations: https://firstphosphate.com/investors

General Inquiries: https://firstphosphate.com/contact

Website: www.FirstPhosphate.com

X: https://x.com/FirstPhosphate

LinkedIn : https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statement

This release includes certain statements that may be deemed “forward-looking information”. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In particular, this press release contains forward-looking information relating to, among other things: the advancement of its exploration, development and downstream mine-to-market operations; statements about the Company’s business prospects, future trends, plans, and strategies; the entering into of definitive offtake and financing agreements, and any related transactions, and the structure, terms and conditions of the definitive agreements any related transactions; the design, build, operation and maintenance of the phosphate concentrate and a phosphoric acid manufacturing plant; and the receipt of regulatory approvals.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, development and exploration successes, and continued availability of capital and financing and general economic, market or business conditions. These statements are based on a number of assumptions including, among other things, assumptions regarding general business and economic conditions that engineering and construction timetables and capital costs for the Company’s, exploration, development and expansion projects are correctly estimated and not affected by unforeseen circumstances; the ability to obtain financing for its proposed operations on acceptable terms; no material deterioration in general business and economic conditions; no material delays in obtaining permits and other approvals; no significant disruptions affecting the activities of the Company or its ability to access required project equipment and services, and operating supplies in sufficient quantities and on a timely basis; inflation and prices for Company project inputs being approximately consistent with anticipated levels; the ability to complete the exploration and development programs consistent with the Company’s expectations; commodity price expectations including assumptions for P2O5; the Company’s relationship with local municipalities and First Nations remaining consistent with the Company’s expectations; the Company’s relationship with other third-party partners and suppliers remaining consistent with the Company’s expectations; and government relations and actions being consistent with Company expectations. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. The Company does not assume any obligation to update or revise its forward-looking statements, whether because of new information, future events or otherwise, except as required by applicable law. All forward-looking information contained in this release is qualified by these cautionary statements.

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